85-2600

2-28-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

02012172

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange act of 1934

For the month of **February 2002**

Marsulex Inc.

111 Gordon Baker Road, Suite 300
North York, ON
M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F ______

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

MARSULEX

NEWS RELEASE

MARSULEX ANNOUNCES FOURTH QUARTER AND YEAR END 2001 RESULTS

TORONTO, February 28, 2002 – Marsulex Inc. (TSE: MLX) today announced earnings before interest, tax, depreciation and amortization (EBITDA) from continuing operations of $39.6 million for the year ended December 31, 2001. The results reflect the completion on July 18, 2001 of the sale of the Company's eastern North American sulphur removal services assets and its subsidiary, BCT Chemtrade (BCT) to Chemtrade Logistics Income Fund (the "Chemtrade transaction"). EBITDA for the three months ended December 31, 2001 was $6.9 million. Net earnings for the year ended December 31, 2001 were $62.0 million ($1.97 per share basic) which included a net gain of $70 million on the Chemtrade transaction. For the three months ended December 31, 2001 the Company reported a net loss of $2.1 million ($0.07 per share basic).

The comparative results for 2000 have been restated to reflect the sale of BCT which has been treated as discontinued operations.

On a pro forma basis, excluding the results of the eastern North American sulphur removal services assets sold as part of the Chemtrade transaction, EBITDA for the year ended December 31, 2001 was $27.0 million.

Marsulex President and Chief Executive Officer David Gee said the results were in line with expectations. "It was a tremendously important year for Marsulex, both strategically and operationally. The Chemtrade sale, and the completion of the transition of the Power Generation group with the sale of non-core businesses last year and early this year, means we are now focused on outsourced environmental compliance services, which has been a key strategic objective for several years. On the operations side, our existing businesses all performed well and we signed several major outsourcing agreements during the year that will generate substantial future earnings."

Following completion of the Chemtrade transaction, the Company realigned its business into three operating groups – Refinery Services, Power Generation and Western Markets. A fourth non-operating group, Corporate Support, provides project execution support, along with finance, information systems, human resources, and risk management services to the operating segments.

The Refinery Services group's Toledo plant benefited from the higher volume of spent acid processed under the new outsourcing agreement with BP's Whiting, Indiana refinery and was the main contributor to the group's 21% increase in revenue for the year.

The results of the Western Markets group for 2001 include the sulphur removal assets in eastern North America until their sale to Chemtrade in July 2001, and for all of 2000. The 2001 results also reflect the contribution for the Westaim chemical businesses that were acquired in December 2000. The lower revenue reported for the group in 2001 reflects the sale of the eastern North American removal services assets, offset to some extent by revenue from the Westaim businesses.

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Outlook

Mr. Gee said the three definitive agreements Marsulex signed in 2001 with BP, Syncrude and Santee Cooper for new outsourcing services are indicative of the substantial growth and high quality earnings the Company's business strategy can deliver. "When they begin commercial operation in 2004, the Syncrude and Santee Cooper projects, which will incorporate our advanced sulphate scrubbing technology, will themselves deliver combined annual EBITDA comparable to the pro forma EBITDA of $27 million for Marsulex in 2001."

The completion of the transition of Marsulex to a provider of outsourced environmental compliance solutions will have a beneficial impact on the Company, Mr. Gee said. "We have a focused business where all our resources are being applied to outsourced services, and we are capitalizing on the added market credibility we built during the year with the new agreements." Mr. Gee said the market dynamics for Marsulex's services continue to provide a very favourable outlook for the business.

This news release may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

A conference call with analysts to review the 2001 results will be webcast live on www.newswire.ca/webcast on Friday, March 1, 2002 at 10:00 a.m.

####

For further information:

David M. Gee
President and CEO

Tel: (416) 496-4178

or

Laurie Tugman
Executive Vice President & CFO

Tel: (416) 496-4157

MARSULEX INC.
Consolidated Balance Sheets
(in thousands of dollars)

	December 31 2001	December 31 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 118,148	$ 31,999
Accounts receivable	32,050	54,718
Due from Chemtrade Logistics (note 3c)	4,000	--
Note from Chemtrade Logistics (note 3c)	4,305	--
Inventories	3,217	8,221
Future tax asset	1,171	--
Prepaid expenses and other assets	931	742
	163,822	95,680
Property, plant and equipment	111,873	127,247
Deferred charges and other assets, net of accumulated amortization	8,698	12,092
Goodwill, net of accumulated amortization	58,899	82,086
	$ 343,292	$ 317,105
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 11,274	$ 35,647
Accrued liabilities	21,259	18,560
Income taxes payable	1,453	1,773
Future tax liability	--	189
Current portion of long-term debt	41,885	12,002
	75,871	68,171
Long-term debt	125,654	182,274
Deferred revenues	2,113	--
Other liabilities	9,993	4,016
Future tax liability	18,512	12,476
Minority interest	9,995	9,221
Shareholders' equity:		
Capital stock (note 8)	57,505	57,505
Retained earnings (deficit)	39,552	(22,412)
Foreign currency translation adjustment	4,097	5,854
	101,154	40,947
	$ 343,292	$ 317,105

Subsequent events (note 9)

MARSULEX INC.

Consolidated Statements of Operations
(in thousands of dollars, except per share amounts)

	Three months ended December 31 (unaudited)		Year ended December 31	
	2001	**2000** (restated note 3b)	**2001**	**2000** (restated note 3b)
Revenue	$43,038	$ 79,222	$ 236,714	$311,491
Cost of sales and services	29,773	54,050	154,293	212,546
Gross profit	13,265	25,172	82,421	98,945
Selling, general, administrative and other costs	6,325	13,576	42,805	55,420
Earnings from continuing operations before interest, income taxes, depreciation, amortization and unusual items (EBITDA)	6,940	11,596	39,616	43,525
Loss (gain) on disposal of property, plant and equipment	59	8	59	(871)
Depreciation	3,192	3,629	15,117	17,631
Earnings from continuing operations before the undernoted	3,689	7,959	24,440	26,765
Unusual items (note 4)	--	(46,709)	54,111	(46,709)
Amortization of deferred foreign exchange	--	(336)	(1,045)	(1,087)
Amortization of deferred charges	(146)	(367)	(1,074)	(1,442)
Interest income	1,010	922	3,141	3,509
Interest expense	(4,006)	(5,002)	(17,020)	(20,079)
Earnings from continuing operations before income taxes, Minority interest and amortization of goodwill	547	(43,533)	62,553	(39,043)
Income taxes				
Current	1,543	256	5,491	1,229
Future	327	(2,779)	6,784	(2,261)
	1,870	(2,523)	12,275	(1,032)
Minority interest	365	399	1,403	1,503
Earnings from continuing operations before amortization of goodwill	(1,688)	(41,409)	48,875	(39,514)
Amortization of goodwill, net of income taxes (note 5)	400	1,076	3,555	3,986
Earnings (loss) from continuing operations	(2,088)	(42,485)	45,320	(43,500)
Earnings from discontinued operations, net of tax (note 3b)	--	876	16,644	3,658
Net earnings	$ (2,088)	$(41,609)	$ 61,964	$(39,842)
Earnings per share (note 6)				
Basic before amortization of goodwill	$ (0.05)	$ (1.31)	$ 1.55	$ (1.25)
Basic from continuing operations	$ (0.07)	$ (1.35)	$ 1.44	$ (1.38)
Basic	$ (0.07)	$ (1.32)	$ 1.97	$ (1.27)
Diluted, before amortization of goodwill	$ (0.05)	$ (1.31)	$ 1.54	$ (1.25)
Diluted, from continuing operations	$ (0.07)	$ (1.35)	$ 1.43	$ (1.38)
Diluted	$ (0.07)	$ (1.32)	$ 1.95	$ (1.27)

Consolidated Statement of Retained Earnings (Deficit)
Year ended December 31, 2001 with comparative figures for 2000
(in thousands of dollars)

	2001	**2000**
Retained earnings (deficit), beginning of year	$ (22,412)	$ 17,430
Net earnings (loss)	61,964	(39,842)
Retained earnings, (deficit) end of year	$ 39,552	$(22,412)

MARSULEX INC.

Consolidated Statements of Cash Flow
(in thousands of dollars)

	Three months ended December 31 (unaudited)		Year ended December 31	
	2001	**2000** (restated note 3b)	**2001**	**2000** (restated note 3b)
Cash provided by (used in):				
Operating activities:				
Net earnings	$ (2,088)	$(41,609)	$ 61,964	$ (39,842)
Items not affecting cash:				
Earnings from discontinued operations	--	(876)	(16,644)	(3,658)
Depreciation	3,192	3,629	15,117	17,631
Loss (gain) on disposal of property, plant and equipment	59	8	59	(871)
Gain on disposal of sulphur removal assets	--	--	(64,768)	--
Expenses incurred on early retirement of debt	--	--	4,344	--
Write-off of deferred charges	--	--	3,619	--
Loss on disposal of Intertrade Holdings Inc	--	46,709	--	46,709
Amortization of deferred charges and deferred foreign exchange	146	703	2,119	2,529
Amortization of goodwill	1,187	1,825	4,802	5,596
Future income taxes	(98)	(2,963)	6,171	(2,877)
Minority interest	365	399	1,403	1,503
Other non cash items	(90)	34	1,158	(449)
	2,673	7,859	19,344	26,271
Decrease (increase) in non-cash operating working capital	10,519	(16,820)	(4,612)	(8,168)
Cash provided by (used in) continuing operations	13,192	(8,961)	14,732	18,103
Cash used in discontinued operations (note 3b)	--	1,890	(3,723)	4,101
Financing activities:				
Repayment of long-term debt	--	(10,550)	(37,723)	(10,550)
Increase (decrease) in other liabilities	--	20	--	(1,179)
Cash used in discontinued operations (note 3b)	--	(57)	(380)	(282)
	--	(10,587)	(38,103)	(12,011)
Investment activities:				
Proceeds on disposal of property, plant and equipment	--	--	124,686	2,838
Additions to property, plant and equipment	(15,712)	(9,698)	(29,775)	(17,182)
Increase in deferred charges	(2,945)	(644)	(5,851)	(1,567)
Acquisitions (note 7)	--	(18,500)	(2,979)	(18,500)
Cash provided by (used in) discontinued operations (note 3b)	--	(1,359)	28,269	(2,361)
	(18,657)	(30,201)	114,350	(36,772)
Foreign exchange gain (loss) on cash held in foreign currency	69	(56)	(1,107)	660
Increase (decrease) in cash and cash equivalents	(5,396)	(47,915)	86,149	(25,919)
Cash and cash equivalents – beginning of year	123,544	79,914	31,999	57,918
Cash and cash equivalents – end of year	$ 118,148	$ 31,999	$ 118,148	$ 31,999

MARSULEX INC.

Notes to Consolidated Financial Statements

1. Basis of presentation

   The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements except for the change in accounting policy regarding earnings per share described below. These unaudited interim period financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2000 Annual Report.

2. Certain 2000 comparative figures have been restated to conform to the financial statement presentation adopted in 2001.

3. Sale of sulphur removal assets and BCT Chemtrade Corporation

   On July 18, 2001, the Company completed the sale of its sulphur removal services assets in eastern North America and of BCT Chemtrade Corporation ("BCT"), a subsidiary of Marsulex, to Chemtrade Logistics Income Fund for gross cash proceeds before costs of disposition of $167.2 million (the "Transaction") or $156.6 million net of costs of disposition, comprised of $128.1 million for the sale of the sulphur removal assets and $28.5 million for the sale of BCT.

   a. The sale of the sulphur removal services assets in eastern North America resulted in the following gain (in thousands of dollars):

Proceeds of disposition, net of costs	$ 128,142
Net book value and costs of sale	(63,374)
Gain on sale, before income taxes	64,768
Income taxes	(9,921)
Gain on sale, net of tax	$ 54,847

   b. The operations of BCT comprised one operating segment. Accordingly, for reporting purposes, the gain on the sale, the results of operations and cash flows of this business, to the date of sale, are presented and disclosed as discontinued operations. Additional information related to the discontinued operations is as follows (in thousands of dollars):

	Three months ended December 31 (unaudited)		**Years ended December 31**	
	2001	**2000**	**2001**	**2000**
Revenue	$ --	$ 23,131	$ 48,221	$ 75,237
EBITDA	--	1,478	2,754	5,558
Earnings before taxes	--	1,406	2,379	5,304
Provision for income taxes	--	(281)	(476)	(1,061)
Minority interest	--	(249)	(387)	(585)
Earnings from discontinued operations	--	876	1,516	3,658
Gain on sale	--	--	15,863	--
Provision for income taxes	--	--	(735)	--
Net gain on disposal	--	--	15,128	--
Earnings from discontinued operations	$ --	$ 876	$ 16,644	$ 3,658
Cash provided by (used in):				
Operating activities	--	$ 1,890	$ (3,723)	$ 4,101
Financing activities	--	(57)	(380)	(282)
Investment activities	--	(1,359)	28,269	(2,361)
Increase in cash and cash equivalents from discontinued operations	$ --	$ 474	$ 24,166	$ 1,458

c. As part of the Transaction, Chemtrade Logistics Inc. owes the Company $4,000,000 relating to the finalization of working capital and a note in the amount of $4,305,000 pursuant to an escrow agreement (which was received in January 2002).

d. On July 18, 2001, the Company fully retired its outstanding 10.21% Senior Notes and cancelled its US$50.0 million operating credit facility at an expense of $7,038,000. These expenses included the write-off of deferred debt issuance costs and foreign exchange costs of $4,344,000 and a make-whole payment of $2,694,000.

4. Unusual items:

	Three months ended December 31		Years ended December 31	
	2001	2000	2001	2000
Gain on disposal of sulphur removal assets (note 3a)	$ --	$ --	$ 64,768	$ --
Expenses incurred on early retirement of debt (note 3d)	--	--	(7,038)	--
Write-off of deferred charges	--	--	(3,619)	--
Loss on disposal of Intertrade Holdings, Inc.	--	(46,709)	--	(46,709)
	$ --	$(46,709)	$ 54,111	$(46,709)

5. Amortization of goodwill

	Three months ended December 31		Years ended December 31	
	2001	2000	2001	2000
Amortization of goodwill	$ 1,187	$ 1,825	$ 4,802	$ 5,596
Current income taxes	(362)	(565)	(634)	(994)
Future income taxes	(425)	(184)	(613)	(616)
Amortization of goodwill, net of income tax	$ 400	$ 1,076	$ 3,555	$ 3,986

6. Earnings per share

The Canadian Institute of Chartered Accountants has issued Handbook Section 3500, "Earnings Per Share", which requires a new basis for calculating diluted earnings per share, using the treasury method instead of the imputed earnings approach, to determine the dilutive effects of options. These new recommendations, which were adopted by the Company effective January 1, 2001, were applied retroactively and their impact was not material.

7. Acquisition of Harrowston Investments Limited

On July 17, 2001, the Company purchased the shares of Harrowston Investments Limited from its major shareholder, Harrowston Inc., for $2,979,000, comprised of future income tax assets. Harrowston Investments Limited was merged with the Company.

8. Capital stock

On July 16, 2001, 1,305,889 common shares were converted into 1,305,889 non-voting shares.

9. Subsequent events:

   a) On January 29, 2002, the Company announced its intention to make a Normal Course Issuer Bid ("NCIB") pursuant to which the Company may purchase 1,339,053 of its common shares issued and outstanding. The NCIB commenced on February 1, 2002 and will terminate on January 31, 2003 or such earlier date as the Company completes its purchases. The purchases will be made for cancellation at the market price of such shares at the time of acquisition.

   b) In January 2002, the Company sold its parts and services business for U.S. $3,500,000.

10. Segments

The Company's activities are divided into four reportable segments. The three operating segments are: Refinery Services, Power Generation and Western Markets. The fourth non-operating segment is Corporate Support, which provides project execution support, finance, information systems, human resources and risk management to the preceding operating segments.

Refinery Services provides outsourced compliance solutions to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, S02 recovery to ensure air quality compliance and regeneration of spent sulphuric acid produced during octane enhancement of gasoline.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. The segment also provides services to the cement industry through its patented CP-Gyp process.

Western Markets provides environmental removal services, as well as chemical products, to customers in Western Canada and until July 18, 2001 included the sulphur removal services in Eastern North America that was sold as part of the Transaction.

Schedule of business segments
For the three months ended December 31
(in thousands of dollars)

	Refinery Services		Power Generation		Western Markets[2]		Corporate Support		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Revenue from external customers	$16,927	$15,636	$12,854	$15,799	$13,257	$47,787	$ --	$ --	$43,038	$79,222
Earnings (loss) from continuing operations before depreciation, including loss on disposal	$5,017	$4,891	$(328)	$843	$3,689	$9,191	$(1,438)	$(3,329)	$6,940	$11,596
Depreciation, including loss on disposal	2,253	1,356	544	61	407	2,045	47	175	3,251	3,637
Earnings (loss) from continuing operations before the undernoted	$2,764	$3,535	$(872)	$782	$3,282	$7,146	$(1,485)	$(3,504)	$3,689	$7,959
Capital expenditures from continuing operations	$13,132	$7,345	$2,262	$1,960	$206	$393	$112	$ --	$15,712	$9,689

Schedule of business segments
For the year ended December 31
(in thousands of dollars)

	Refinery Services		Power Generation		Western Markets[2]		Corporate Support		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Revenue from external customers	$69,486	$57,572	$51,223	$51,554	$116,005	$202,365	$ --	--	$236,174	$311,491
Earnings (loss) from continuing operations before depreciation, including loss (gain) on disposal	$22,560	$21,708	$(1,394)	$(2,278)	$29,320	$36,907	$(10,870)	$(12,812)	$39,616	$43,525
Depreciation, including loss (gain) on disposal	9,962	11,187	691	402	4,110	4,582	413	589	15,176	16,760
Earnings (loss) from continuing operations before the undernoted	$12,598	$10,521	$(2,085)	$(2,680)	$25,210	$32,325	$(11,283)	$(13,401)	$24,440	$26,765
Total assets from continuing operation[1]	$149,337	$144,439	$29,095	$21,585	$28,683	$88,797	$136,177	$35,242	$343,292	$290,063
Capital expenditures from continuing operations	$21,307	$10,828	$7,518	$4,418	$ 757	$1,689	$193	$247	$29,775	$17,182
Additions to goodwill	--	--	--	--	--	$4,941	--	--	--	$4,941

(1) 2000 total assets excludes assets of discontinued operations of $27,042.
(2) Includes the sulphur removal services in eastern North America for a full year in 2000 and up to July 18, 2001.

MARSULEX

NEWS RELEASE

CLARIFICATION OF MARSULEX NORMAL COURSE ISSUER BID

TORONTO, Ontario, February 18, 2002 – On January 29, 2002, Marsulex Inc. (TSE: MLX) announced that it had filed a Notice of Intention to make a Normal Course Issuer Bid with the Toronto Stock Exchange to purchase up to 5% of its issued and outstanding common shares. The announcement incorrectly stated the number of issued and outstanding shares.

To clarify, the TSE approved Marsulex to purchase, under the bid, up to a maximum of 1,339,053 common shares representing approximately 5% of the 26,781,050 issued and outstanding common shares of the Company. All other terms of the bid remain as announced.

Marsulex is a global provider of technology-based environmental compliance solutions. It provides full-service outsourcing of environmental compliance activities including the ownership and operation of compliance assets and the guaranteed removal of by-products. Marsulex trades on the Toronto Stock Exchange under the symbol MLX. Website: www.marsulex.com.

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For further information:

David Gee
President & CEO
(416) 496-4178

Laurie Tugman
Executive Vice President & CFO
(416) 496-4157

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

March 4, 2002

By: ______________________

Lucio Milanovich
Director, Finance